

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2007

<u>via U.S. mail and facsimile</u>

Andres Fernandez, Chief Financial Officer
American Ammunition, Inc.
3545 NW 71st Street,
Miami, FL 33147

> **RE: Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006**
> **File No. 0-32379**

Dear Mr. Fernandez

    We have completed our review of your quarterly reports noted above and related filings and have no further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief